Filed by Steadfast Apartment REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT III, Inc.

Commission File No.: 000-55772

The following is a Frequently Asked Questions related to the mergers of Steadfast Apartment REIT, Inc., Steadfast Income REIT, Inc. and Steadfast Apartment REIT III, Inc.

1.	What was announced?

•	We announced that STAR, SIR and STAR III are proposing merger transactions to create a REIT focused on moderate income apartments with $3.3 billion in gross real estate assets.

•	Specifically, STAR will acquire SIR and STAR III in separate stock-for-stock, tax-free transactions.

•	The strategic merger of three highly complementary portfolios with similar investment strategies would create an enhanced and diversified portfolio, concentrated in high-growth markets.

•	The transactions are expected to close in the first quarter of 2020, subject to certain closing conditions, including the approval of the respective mergers by SIR and STAR III stockholders.

•	The merger transactions are expected to close concurrently but are not conditioned on the consummation of each other.

2.	How will this transaction benefit stockholders?

•

These transactions follow nearly a year of planning and analysis by each REIT’s special committee, which were composed exclusively of independent directors, as well as their independent financial and legal advisors.

•	The transactions allow each company’s stockholders to participate in a larger, stronger company.

•	The REITs’ portfolios are highly complementary, and we believe this strategic merger will create a more diversified portfolio, concentrated in high-growth markets.

•

The size, scale and prominence of the combined portfolio will greatly improve access to new capital sources, which can be used to drive future growth opportunities and deliver enhanced liquidity to investors.

•	The combined company will maintain the REITs’ exclusive multifamily focus with an emphasis on moderate income apartments, which has demonstrated strong performance with low levels of volatility.

3.	How do the proposed mergers affect liquidity?

•	Steadfast’s primary concern is to provide investors with the best possible outcome in each of its investment programs.

•	We understand that a path to liquidity remains an important component of any future plans of the combined company.

•

While the merger does not provide a specific timeline relative to liquidity, Steadfast believes expanded capital sources and a larger, combined entity increase the potential liquidity opportunities that will be available.

4.	How do the proposed mergers affect distributions stockholders receive?

•	There is no proposed change to the monthly distributions that stockholders receive in any of the Steadfast REITs during the merger process.

•

STAR expects to continue distributions, which are currently equivalent to 6% annualized based on a purchase price of $15.00 per share, or $0.90 per share annually, subject to market factors and company performance.

•	STAR stockholders will continue to have access to that program’s DRIP. SIR and STAR III stockholders will have an option to enroll in the DRIP if the mergers are consummated.

5.	How do the proposed mergers affect the share repurchase programs?

•

In conjunction with the merger agreements, SIR, STAR and STAR III have each agreed to limit quarterly share repurchases to repurchase requests made in connection with the death or qualifying disability of the stockholder, subject to certain terms and conditions. SIR and STAR will also limit redemptions to $2 million per quarter.

•	Stockholders who have pending unfulfilled or partially fulfilled repurchase requests (outside of noted death and disability requests) will be cancelled.

•	Upon consummation of the mergers, STAR will communicate the terms of the combined company’s share repurchase program, which will be determined by the Board at a future time.

6.	When are the transactions expected to close? Are they dependent on each other?

•	The transactions are expected to close in the first quarter of 2020, subject to certain closing conditions, including the approval of the respective mergers by SIR and STAR III stockholders.

•	The transactions are expected to close concurrently but are not conditioned on the consummation of each other.

•	Until the transactions are completed, it is business as usual.

7.	Where can I get more information?

•	We will continue to provide updates as we move forward.

•	Merger-related materials including a webcast highlighting the transactions have been posted to SteadfastREITs.com

•	Questions can be submitted through the SteadfastREITs.com website or to the Investor Relations team at InvestorRelations@StiraCMG.com

The following is a message e-mailed to broker dealers and financial advisors of stockholders of Steadfast Apartment REIT, Inc. on August 6, 2019.

Dear Valued Partner:

We are excited to share that on August 6, 2019, Steadfast Apartment REIT, Inc. (“STAR”) announced [link to press release] that it has entered into separate definitive merger agreements with Steadfast Income REIT, Inc. (“SIR”) and Steadfast Apartment REIT III, Inc. (“STAR III”), pursuant to which SIR and STAR III will each merge with and into STAR.

These announcements follow nearly a year of planning and analysis by each REIT’s special committee, which were composed exclusively of independent directors, as well as their independent financial and legal advisors. We believe the combination will create enhanced value for all our stakeholders, including our valued partners. The REITs’ portfolios are highly complementary, and we believe this strategic merger will create a more enhanced and diversified portfolio, concentrated in high growth markets. Additionally, we expect the size, scale and prominence of the combined portfolio will greatly improve our access to new capital sources, which can be used to drive future growth opportunities and deliver enhanced liquidity options to all stockholders.

We expect the transactions to close in the first quarter of 2020, subject to certain closing conditions, including the approval of the respective mergers by SIR and STAR III stockholders. The merger transactions are concurrent but not conditioned on the consummation of one another.

We are committed to a seamless transition with minimal impact on our business partners. We know you may have questions about today’s announcement, so we have provided answers to some of the anticipated questions below. Please feel free to contact Colt Munchoff, Associate Vice President, Stira Capital Markets Group at cmunchoff@stiracmg.com if you have any additional questions about this, or any Steadfast investment program.

Q. What do the proposed mergers mean for investors? Why are the REITS merging?

•	These transactions will allow each company’s stockholders to participate in the upside of a larger, stronger combined company.

•	The REITs’ portfolios are highly complementary, and we believe this strategic merger will create a more diversified portfolio, concentrated in high growth markets.

•

The size, scale and prominence of the combined portfolio will greatly improve access to attractive capital sources, which can be used to drive future growth opportunities and deliver enhanced liquidity for investors.

•

The combined company will maintain our exclusive multifamily focus with an emphasis on moderate income apartments – this property type has demonstrated strong performance with low levels of volatility.

•

If the mergers were to occur today, the combined company’s portfolio would consist of 71 properties in 14 states with a high average effective rent, near-full portfolio occupancy rate and average portfolio age of around 20 years. The combined company is expected to have gross real estate assets of $3.3 billion.

•

Importantly, through this transaction, we will have a presence in seven of the top 20 real estate investment markets, including Dallas, Nashville and Austin, and will rank among the top 50 apartment owners in the country.

Q. What are the specific terms of the transactions?

•	The proposed mergers are concurrent, but not contingent, on each other.

•

The proposed mergers are “stock-for-stock” transactions, pursuant to which SIR and STAR III stockholders would receive the number of shares of STAR’s common stock determined by applying an exchange ratio that is generally consistent with the last published NAV per share of each REIT.

•

SIR and STAR III stockholders will each have an opportunity to vote on their respective merger proposal. If the majority of that REIT’s outstanding shares vote in favor of the merger, that REIT will merge with STAR. STAR stockholders will not vote on either merger.

•	All three entities will continue to operate as public, unlisted REITs throughout the merger process.

Q. How will the REITs be managed going forward?

•

The STAR advisor will continue to manage the day-to-say operations of the combined entity. The officers of STAR will remain officers of the combined company. Given the substantial overlap between the officers of the REITs and each REIT’s advisor’s personnel, the transition to one company will be smooth.

Q. When are the stockholder votes expected to occur? What are the other steps to close?

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These announcements mark the first in a series of steps before stockholder votes will occur. Next, both SIR and STAR III will engage in go-shop periods during which they will solicit superior proposals.

•

Following the go-shop periods, SIR and STAR III plan to file a proxy statement/prospectus on Form N-4 with the SEC. Before the proxy materials can be sent to stockholders, the SEC has an opportunity to review and comment.

•	All involved parties are working diligently to send stockholders the proxy statement/prospectus by the end of the year and have the mergers completed in February 2020.

Q. What are the details of the proposed mergers?

•	Complete details will be included in the proxy statement/prospectus.

•

Additionally, we have posted a webcast presentation on the Steadfast REIT’s website at http://www.steadfastreits.comthat summarizes key elements of the agreements and the strategic benefits of the mergers.

Q. How do the proposed mergers affect distributions stockholders receive?

•	There is no proposed change to the monthly distributions that stockholders receive in any of the Steadfast REITs during the merger process.

•

STAR expects to continue distributions, which are currently equivalent to 6% annualized based on a purchase price of $15.00 per share, or $0.90 per share annually, subject to market factors and company performance.

•	STAR stockholders will continue to have access to that program’s DRIP. SIR and STAR III stockholders will have an option to enroll in the DRIP if the mergers are consummated.

Q. How do the proposed mergers affect the share repurchase programs?

•

In conjunction with the merger agreements, each of SIR, STAR and STAR III have agreed to limit its quarterly share repurchases to repurchase requests made in connection with the death or qualifying disability of the stockholder, subject to certain terms and conditions. SIR and STAR will also limit redemptions to $2 million per quarter.

•	Stockholders who have pending unfulfilled or partially fulfilled repurchase requests (outside of noted death and disability requests) will be cancelled.

•	Upon consummation of the mergers, STAR will communicate the terms of the combined company’s share repurchase program, which will be determined by the Board at a future time.

Q. How will SIR and STAR III be communicating with stockholders regarding these announcements?

•	A stockholder letter [link to letter] regarding the merger agreements will be sent in the coming days to stockholders of each REIT.

•	Stockholders will be sent the proxy materials directly from SIR or STAR III, but we will plan to send a communication alerting you to the timing, once it is known.

•

We appreciate that you may wish to connect with your clients directly regarding these latest announcements, and have provided a tool kit that includes a FAQ, talking points and letter template that may be of assistance [link to tool kit]. As a reminder, please be sure to follow your broker-dealer’s process for obtaining approval on client communication.

The following is a letter sent to the employees of the advisors of Steadfast Apartment REIT, Inc., Steadfast Income REIT, Inc. and Steadfast Apartment REIT III, Inc. on August 6, 2019.

August 6, 2019

Fellow Associates,

I am pleased to share that we announced today that our three REITs, STAR, SIR and STAR III have agreed to merge to create a single $3.3 billion combined company focused on moderate income apartments. The release we issued along with a webcast presentation detailing the highlights of the proposed transactions can be accessed at www.SteadfastREITs.com.

We believe this is a compelling combination of three REITs with highly complementary portfolios and similar investment strategies. As a combined company, we believe we will have an improved portfolio and enhanced market prominence in high-growth markets. Additionally, we expect the size, scale and prominence of the combined portfolio will greatly improve our access to attractive capital sources, which can be used to drive future growth opportunities and deliver enhanced liquidity options to all stockholders. I am confident the combined entity is poised for future success.

While today’s announcement is exciting, it is important to remember that it is just the first step. Until the transactions close, which we expect to occur in the first quarter of 2020, it remains business as usual and each company will continue to operate independently. The most important thing we can all do is to continue our focus on delivering the same level of dedication, focus and excellence as always.

We have provided the attached FAQs to address some initial questions you may have. We will continue to keep you updated as appropriate as we make progress toward completing the transactions. Today’s announcements may result in increased interest in our company. We ask that you refer any questions from outside parties to Jennifer Franklin at 949-333-1721 or jfranklin@stiracmg.com.

This merger is a testament to all that you have achieved, and we want to applaud your dedicated efforts. Please keep up the great work and continue building on our positive momentum.

Warm regards,

Rod Emery

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Steadfast Apartment REIT, Inc. (“STAR”) will file two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”). One registration statement will contain a proxy statement of Steadfast Income REIT, Inc. (“SIR”) and also constitute a prospectus for STAR. The other registration statement will contain a proxy statement of Steadfast Apartment REIT III, Inc. (“STAR III”) and also constitute a prospectus of STAR. The applicable proxy statement/prospectus will be mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials will also be available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com).

Participants in the Solicitation

STAR, SIR, STAR III and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the STAR’s directors and executive officers is available in STAR’s Annual Report on Form 10-K filed with the SEC on March 14, 2019. Information about SIR’s directors and executive officers is available in SIR’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Information about STAR III’s directors and executive officers is available in STAR III’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the applicable proxy statement/prospectus for STAR, SIR and STAR III and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the applicable proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of the applicable documents from the STAR, SIR or STAR III as indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. SIR, STAR and STAR III can give no assurances that their expectations will be attained. Factors that could cause actual results to differ materially from SIR’s, STAR’s or STAR III’s expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain the stockholder approvals with respect to SIR and STAR III or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of SIR’s, STAR’s and STAR III’s most recent Annual Reports on Form 10-K filed with the SEC, and other reports filed by SIR, STAR and STAR III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. SIR, STAR and STAR III undertake no obligations to update these statements for revisions or changes after the date of this communication, except as required by law.